Exhibit 99.1

NewcelX Granted Patent in Brazil for NCEL-101 in Type 1 Diabetes, Expanding Global IP Portfolio

Brazil patent complements U.S. patent portfolio for NCEL-101, strengthening global position in the type 1 diabetes market

ZURICH, Switzerland, July 15, 2026 (GLOBE NEWSWIRE) -- NewcelX Ltd. (“NewcelX”; Nasdaq: NCEL), a clinical-stage regenerative medicine company developing stem-cell-derived therapies, today announced that the Brazilian Patent and Trademark Office has issued Patent Number BR 112018010946-0 covering its innovative cell selection and enrichment technology. The patent protects the manufacturing process of its lead clinical compound, NCEL-101, until November 2036.

“The patent grant follows our recently announced successful FDA Type B Pre-IND meeting for NCEL-101, in combination with Eledon’s anti-CD40L monoclonal antibody, tegoprubart, for the treatment of type 1 diabetes, providing a clear regulatory pathway toward initiating clinical trials,” stated Ronen Twito, CEO & Executive Chairman of NewcelX. “Brazil is one of the largest type 1 diabetes markets in Latin America, with approximately 500,000 people living with T1D and prevalence growing at an estimated annual rate of 4.4%1, underscoring the increasing unmet medical need. Securing patent protection in this strategically important market strengthens NewcelX’s global intellectual property portfolio, enhances future partnering opportunities, and reinforces the Company’s positioning to address a significant commercial opportunity as NCEL-101 advances toward clinical development.”

NCEL-101 leverages a differentiated enrichment process and has demonstrated favorable results in preclinical studies and a supportive safety profile with the following qualities:

●	~60% Beta cells co express insulin and NKX6.1

●	MAFA expression, a transcription factor critical for Beta cells maturation and glucose dependent insulin secretion

●	99.98% endocrine lineage, implying minimal, if any, off target non-endocrine population

●	More than 96% of cells are non-proliferative, as donor human islets

The Company’s technology is unique with its ability to select and enrich the functional and clinically relevant islet cells from the population of differentiated islet-like cells which enables the optimal therapeutic effect with minimal dose.

Recently, the Company successfully completed a Type B Pre-IND meeting with the U.S. Food and Drug Administration (“FDA”), paving the way for the initiation of clinical activities for NCEL-101 in combination with Eledon’s anti-CD40L monoclonal antibody, tegoprubart, for the treatment of type 1 diabetes.

About NewcelX

NewcelX is an innovative biopharmaceutical company focused on developing transformative stem-cell-derived therapies for type 1 diabetes. Built on a validated human pluripotent stem cell (hPSC) platform, the company’s lead program, NCEL-101, is designed to restore functional insulin production through scalable, off-the-shelf cell replacement. NewcelX is advancing a comprehensive therapeutic approach for type 1 diabetes integrating cell therapy, immune protection, and translational science to address critical unmet medical needs.

Social Media: LinkedIn, Facebook, X, Instagram
Website: www.newcelx.com

1	https://www.t1dindex.org/countries/brazil/

Forward-Looking Statements

This press release contains expressed or implied forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other applicable securities laws. For example, NewcelX is using forward-looking statements when it discusses clinical development of an innovative treatment intended for a potential cure for type 1 diabetes, advancing NCEL-101 into clinical studies with Eledon’s investigational anti-CD40L monoclonal antibody, the planned advancement of NCEL-101, the Company’s expectations concerning its interactions with the U.S. Food and Drug Administration (the “FDA”), the timing, scope and outcome of any FDA feedback, the potential initiation, timing, design and progress of future preclinical studies or clinical trials, the advancement of the Company’s development programs and the regulatory pathway for its product candidate. These forward-looking statements and their implications are based on the current expectations of the management of NewcelX and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the regulatory pathways that NewcelX may elect to utilize in seeking European Medicines Agency, the FDA, and other regulatory approvals; its ability to drive revenue growth, enhance research and development capabilities, and improve financial performance is subject to uncertainties; that its financial position raises substantial doubt about its ability to continue as a going concern; its ability to maintain listing and effectively comply with the listing requirements of the Nasdaq; changes in technology and market requirements; potential delays or obstacles in launching or completing clinical trials, including its expectations regarding the timing of commencing further clinical trials, the process entailed in conducting each such trial, including dosages, and the order of such trials with each of its product candidates or whether such trials will be conducted at all; competitive companies, technologies and its industry; the development and commercialization, if any, of any other product candidates that it may seek to develop; products that may not be approved by regulatory agencies; technologies that may not be validated or accepted by the scientific community; the inability to retain or attract key employees; unforeseen scientific difficulties with products in development; the scope of protection it is able to establish and maintain for intellectual property rights covering its product candidates and its ability to operate its business without infringing the intellectual property rights of others; higher-than-expected product costs; results in the laboratory that do not translate to clinical success; insufficient patent protection; possible adverse safety outcomes; its ability to establish and maintain strategic partnerships and other corporate collaborations; risks related to changes in healthcare laws, rules and regulations in the United States or elsewhere; delays in developing or introducing new technologies, products, or applications; competitive pressures that could reduce market share or pricing; the overall global political and economic environment in the countries in which we operate; and security, political and economic instability in the Middle East that could harm its business, including due to the current security situation in Israel. Except as otherwise required by law, NewcelX does not undertake any obligation to publicly release revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in its Annual Report on Form 20-F for the year ended December 31, 2025, filed with the U.S. Securities and Exchange Commission (“SEC”) and available at www.sec.gov, as well as in subsequent filings made by NewcelX.

Investor Contact

KCSA Strategic Communications
Valter Pinto, Managing Director
PH: (212) 896-1254
NewcelX@kcsa.com

Company Contact

Sarah Bazak
InvestorRelations@newcelx.com